BRONX VENTURES INC.

Financial Statements
December 31, 2005 and 2004

SmytheRatcliffe.com

7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675
telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF BRONX VENTURES INC.

We have audited the balance sheets of Bronx Ventures Inc. as at December 31, 2005 and 2004 and statements of operations and deficit, and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 14.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by the Company’s ability to continue as a going-concern. Our report to the shareholders dated February 9, 2006 is also expressed in accordance with Canadian reporting standards that do not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, Canada
February 9, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the PCAOB for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated February 9, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

As discussed in note 5 to the financial statements, an error resulting in an overstatement of previously reported net loss for the year ended December 31, 2004 was discovered during the current year. Accordingly, the 2004 financial statements have been restated and an adjustment has been made to retained earnings as of January 1, 2005 to correct the error.

“Smythe Ratcliffe” (signed)

Chartered Accountants
Vancouver, Canada
February 9, 2006

BRONX VENTURES INC.
Balance Sheets (note 5)
December 31
(Canadian Dollars)

	2005	2004
		(note 5)
Assets
Current
Cash and term deposits	$177,892	$287,488
Marketable securities (note 6)	301,095	66,956
Accounts receivable	15,358	0
Receivable from related parties (note 11)	61,098	257,729
Cash held on behalf of related party (note 11)	1,218	583,670

Total Current Assets	556,661	1,195,843
Mineral Property (note 9)	291,339	31,932
Furniture and Equipment (note 8)	4,492	9,898

Total Assets	$852,492	$1,237,673

Liabilities
Current
Accounts payable and accruals	$23,628	$24,390
Payable to related parties (note 11)	8,509	9,202
Cash held on behalf of related party	1,218	583,670

Total Liabilities	33,355	617,262

Shareholders’ Equity
Capital Stock (note 10)	22,680,846	22,662,838
Contributed Surplus	213,850	213,850
Deficit	(22,075,559)	(22,256,277)

Total Shareholders’ Equity	819,137	620,411

Total Liabilities and Shareholders’ Equity	$852,492	$1,237,673

Commitments and Subsequent Events (notes 15 and 16)

On behalf of the Board:

“Bedo H. Kalpakian”
        ..................................................................... Director
Bedo H. Kalpakian

“J.W. Murton”
        ..................................................................... Director
J.W. Murton

BRONX VENTURES INC.
Statements of Operations and Deficit
Years Ended December 31
(Canadian Dollars)

	2005	2004	2003
		(note 5)	(note 3(h))
Revenues	$484,804	$292,372	$100,951

Expenses
Management fees (note 11)	300,000	240,000	180,000
Salaries and benefits	49,717	153,354	88,961
Legal, accounting and audit	30,563	83,632	46,280
Regulatory and transfer fees	20,696	8,213	8,735
Finance, interest and foreign exchange	16,106	6,305	3,202
Directors’ fees	15,006	0	0
Office and miscellaneous	13,024	17,861	19,443
Telephone	6,026	2,885	2,404
Rent	6,000	6,032	7,090
Travel, meals and entertainment	2,264	190	2,357
Mineral license fees	2,212	2,212	0
Shareholder communication	1,069	5,054	1,678
Amortization	5,406	3,180	6,686

	468,089	528,918	366,836

Income (Loss) Before Other Items	16,715	(236,546)	(265,885)

Other Items
Interest income	1,225	1,002	1,425
Write-down of investment in Inter-Café
Project (note 7)	0	(90,000)	0
Write-down of mineral property	0	0	(4)
Gain on sale of securities, net	105,786	69,386	104,295
Abandonment of subsidiary	0	0	55,872

	107,011	(19,612)	161,588

Income (Loss) Before Income Tax	123,726	(256,158)	(104,297)
Future Income Tax Recovery on
Expenditures Renouncement (note 13)	56,992	0	0

Net Income (Loss) for Year	180,718	(256,158)	(104,297)
Deficit, Beginning of Year (notes 3(i) and 5)	(22,256,277)	(22,000,119)	(21,895,822)

Deficit, End of Year (notes 3(i) and 5)	$(22,075,559)	$(22,256,277)	$(22,000,119)

Basic Net Earnings (Loss) Per
Common Share	$0.53	$(0.79)	$(0.43)
Diluted Earnings Per Share	$0.53	N/A	N/A

Weighted Average Number of Common
Shares Outstanding	341,944	322,269	241,321

BRONX VENTURES INC.
Statements of Cash Flows
Years Ended December 31
(Canadian Dollars)

	2005	2004	2003
		(note 5)
Operating Activities
Net income (loss)	$180,718	$(256,158)	$(104,297)
Items not involving cash
Amortization	5,406	3,180	6,686
Stock-based compensation	0	146,268	67,582
Write-down of mineral properties	0	0	4
Write-down of investment in Inter-Café
Project (note 7)	0	90,000	0
Gain on sale of securities	(105,786)	(69,386)	(104,295)
Future income tax recovery	(56,992)	0	0
Abandonment of subsidiary	0	0	(55,872)

Operating Cash Flow	23,346	(86,096)	(190,192)
Changes in Non-Cash Working Capital
(note 12)	179,818	(333,817)	16,406

Cash Provided by (Used in) Operating Activities	203,164	(419,913)	(173,786)

Financing Activities
Issue of shares, net of issue costs	75,000	200,000	735,000
Finder’s fee	0	0	(45,000)
Cash Provided by Financing Activities	75,000	200,000	690,000

Investing Activities
Proceeds on sale of marketable securities	152,217	1,809,475	354,295
Purchase of interest in long-term
investment	0	(65,000)	(25,000)
Investment in mineral property	(259,407)	(31,932)	0
Purchase of marketable securities	(280,570)	(1,278,815)	(778,200)

Cash Provided by (Used in) Investing Activities	(387,760)	433,728	(448,905)

Inflow (Outflow) of Cash	(109,596)	213,815	67,309
Cash and Term Deposits, Beginning of Year	287,488	73,673	6,364

Cash and Term Deposits, End of Year	$177,892	$287,488	$73,673

1.

1. NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia. The principal business of the Company is the exploration and development of natural resource properties with interests in the Extra High Property located in British Columbia and Lithium mineral properties located in Ontario.

The Company also has an investment in software for online gaming and an investment in the securities of a publicly listed related company. The Company’s revenues are derived from its investment in online gaming software.

The Company’s common shares trade on the OTC Bulletin Board in the USA under the trading symbol “BRXVF”.

On January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., due to its capital stock being consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock being increased to an unlimited number of common and preferred shares without par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA. The common shares of Bronx Ventures Inc. then commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

2.	GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Until the current year the Company has incurred significant operating losses and has periodically had a working capital deficiency. Management’s efforts are directed at pursuing opportunities of merit for the Company. It is the Company’s intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the “going-concern” assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the “going-concern” assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(d)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement. Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Amortization

Property and equipment are recorded at cost. The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment	- 20%
Computer equipment	- 30%

(f)	Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of the fair value can be made. The carrying amount of the long-lived asset is increased by the same amount as the liability. The adoption of this accounting policy has not affected the Company’s financial statements.

(g)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(h)	Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement, which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games. The Company recognizes these revenues as they are reported and received by Las Vegas.

(i)	Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.

Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Stock-based compensation plans (Continued)

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees and directors from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

(j)	Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates. Stock options and warrants that are anti-dilutive are not included in the calculation.

The dilutive effect of options and warrants was not reflected in loss per share for 2004 and 2003 as the effect would have been anti-dilutive.

(k)	Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

(l)	Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

4.

FINANCIAL INSTRUMENTS

(a)	Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity. The fair value of marketable securities approximate quoted market values, as disclosed in note 6.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)	Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of a related party because the funds are held in a recognized financial institution.

(d)	Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.

GAIN ON SALE OF MARKETABLE SECURITIES RESTATEMENT

The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004. The Company has restated the 2004 financial statements as follows:

Proceeds on Sale of Securities, net
As previously reported (before reclassification $1,591,501)	$1,540,517
As restated	$1,809,475
Gain (Loss) on Sale of Securities, net
As previously reported (before reclassification $7,067)	$(43,917)
As restated	$69,386
Net Loss
As previously reported	$369,461
As restated	$256,158
Deficit
As previously reported	$22,369,580
As restated	$22,256,277
Cash and Term Deposits
As previously reported	$18,530
As restated	$287,488
Marketable Securities
As previously reported	$222,611
As restated	$66,956

Certain prior year figures have been reclassified to agree to current year’s presentation.

6.	MARKETABLE SECURITIES

	2005	2004
Marketable securities (market — $580,628; 2004 — $113,935)	$301,095	$66,956

The Company owns 1,393,506 shares (1.51%) of the total outstanding shares in the capital of Las Vegas, a related party as of December 31, 2005 (2004 – 489,500 shares, or 0.70%). The market value is determined based on the stock price of marketable securities at December 31, 2005.

7.	INVESTMENT IN INTER-CAFÉ PROJECT

During 2003, the Company made a down payment of $25,000 on an investment in the “Inter-Café Project”, a business development concept developed by Interfranchise Inc. to introduce online gaming to an Internet Café environment. The agreement with Interfranchise Inc. required an additional payment of $65,000 to acquire a 10% interest in the Inter-Café Project. During 2004, the Company paid the remaining $65,000 for a total investment of $90,000 by the Company in the Inter-Café Project. The Company subsequently wrote off this investment since recovery on the investment became doubtful.

8.	FURNITURE AND EQUIPMENT

	2005
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$122,002	$4,492

	2004
		Accumulated
	Cost	Amortization	Net

Furniture and equipment	$126,494	$120,502	$5,992
Computer equipment	35,112	31,206	3,906

	$161,606	$151,708	$9,898

9.	MINERAL PROPERTY

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”). Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company has the right to acquire a 100% interest in the Extra High Property, subject to a 1.5% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years. Upon the Company earning a 100% interest in the Extra High Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of northwestern Ontario. During 2000, the Company wrote-off these mineral properties.

9.

MINERAL PROPERTY (Continued)

Investment in mineral property consists of costs incurred on the Extra High Property as follows:

			Cumulative to
	December 31,		December 31,
	2004	2005	2005
Acquisition	$15,000	$30,000	$45,000
Staking	3,639	0	3,639
Assessment and miscellaneous	895	5,113	6,008
Geological, geochemical, trenching
and drilling	12,398	224,294	236,692

Total	$31,932	$259,407	$291,339

10.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)	Issued

	Number of
	Common		Contributed
	Shares	Amount	Surplus
Balance, December 31, 2003	282,916	$22,459,414	$67,582
Private placement	57,143	200,000	0
Shares issued for settlement of debt	652	3,424	0
Stock-based compensation	0	0	146,268

Balance, December 31, 2004	340,711	22,662,838	213,850
Future income tax recovery on
renounced shares	0	(56,992)	0
Private placement	37,500	75,000	0

Balance, December 31, 2005	378,211	$22,680,846	$213,850

10.	CAPITAL STOCK (Continued)

(b)	Issued (Continued)

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation, which took effect on January 17, 2005 (note 1).

During 2005, the Company issued 37,500 flow-through share units of the securities of the Company to directors at the purchase price of $2 per unit for total proceeds to the Company of $75,000. Each unit consists of one flow-through common share and one flow-through common share purchase warrant exercisable at $2 per share for a period of twelve months.

Directors of the Company entered into Private Placement Flow-Through Share Financing Agreements with the Company on December 29, 2003 and March 10, 2004 for the purchase of 24,286 flow-through share units and 28,571 flow-through share units at the purchase price of $3.50 per unit, respectively. Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant  shares”) at a price of $5.25 per flow-through warrant share for a period of twelve months, and thereafter at a price of $7 per flow-through warrant share for a further six months, and thereafter one common share (the “non-flow-through warrant shares) of the Company at a price of $7 per non-flow-through warrant share for a further six months. All common shares and non-transferable warrants of the Company pursuant to these Private Placement Financings have been issued.

During 2004, the Company renounced $85,000 of exploration expenses on the Extra High Property pursuant to the Private Placement Flow-Through Share Agreement dated December 29, 2003. Subsequent to the year ended December 31, 2004, the renounced expenses were reduced since the Company was unable to use the whole amount of $85,000 for mineral exploration, and all such unused exploration expenses were renounced by the Company during the year ended December 31, 2005.

During 2004, the Company entered into a Debt Settlement Agreement for the geological services provided by a company owned by a director of the Company whereby a total of 652 common shares of the Company were issued in full satisfaction of the debt totalling $3,424.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004 for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share, if exercised during the first year, and at the price of $7 per common share, if exercised during the second year. The warrants expire on July 20, 2006.

10.

CAPITAL STOCK (Continued)

(c)	Warrants

The following summarizes the warrants that have been granted, exercised, cancelled or expired during the years ended December 31, 2005 and 2004.

	Number	Exercise
	of Shares	Price
Balance, December 31, 2003	208,286	$5.25 to $7.00
Granted	57,142	$5.25 to $7.00
Expired	(184,000)	$5.25 to $7.00

Balance, December 31, 2004	81,428	$5.25 to $7.00
Granted	37,500	$2.00
Expired	(24,286)	$5.25 to $7.00

Balance, December 31, 2005	94,642	$2.00 to $7.00

At December 31, 2005, the following warrants are exercisable and outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of Shares
Expiry Date	Price	2005	2004
March 10, 2005 or	$5.25
March 10, 2006	$7.00	28,571	28,571

July 20, 2005 or	$5.25
July 20, 2006	$7.00	28,571	28,571

December 31, 2004 or	$5.25
December 30, 2005	$7.00	0	24,286

December 30, 2006	$2.00	37,500	0

Balance, end of year		94,642	81,428

10.	CAPITAL STOCK (Continued)

(d)	Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s former 2002 and 2003 Stock Option Plans reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

During 2005, no stock options were granted and 24,286 options expired.

During 2004, an aggregate of 27,748 stock options were granted to directors, officers, employees and consultants at an exercise price of US $5.25 per common share. No stock options were exercised or cancelled; however, 20,147 stock options expired during the year.

The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 2005 and 2004.

	Number	Exercise
	of Shares	Price
Balance, December 31, 2003	20,369	US $5.25 to Cdn $78.75

Granted	27,748	US $5.25

Expired	(20,147)	US $5.25 to Cdn $78.75

Balance, December 31, 2004	27,970	US $5.25 to Cdn $78.75

Expired	(27,970)	US $5.25 to Cdn $78.75

Balance, December 31, 2005	0

10.	CAPITAL STOCK (Continued)

(d)	Stock options (Continued)

As at December 31, 2005 and 2004, the following stock options are exercisable and outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the following expiry dates:

	Exercise	Number of Shares
Expiry Date	Price	2005	2004
March 21, 2004 (amended price)
(expired)	US $5.25	0	0
April 9, 2004 (expired)	Cdn $78.75	0	0
May 26, 2004 (expired)	Cdn $78.75	0	0
September 23, 2004 (expired)	US $5.25	0	0
October 5, 2004 (expired)	Cdn $78.75	0	0
February 3, 2005 (expired)	Cdn $78.75	0	222
April 21, 2005 (expired)	US $5.25	0	27,748

	US $5.25 to Cdn $
Total stock options outstanding	78.75	0	27,970

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted to employees, and accordingly, compensation expense of $Nil (2004 — $131,200; 2003 — $3,460) was recognized as salaries expense, and $Nil (2004 — $15,068; 2003 — $64,122) was recognized as consulting expense in 2005.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2005	2004	2003
Expected life (years)	N/A	1	1
Interest rate	N/A	3.00%	3.00%
Volatility	N/A	239.39%	183.67%
Dividend yield	N/A	0.00%	0.00%

10.

CAPITAL STOCK (Continued)

(e)	Earnings (loss) per share

The following is reconciliation between the weighted average number of shares and number of shares used for diluted earnings (loss) per share (note 3(j)):

	2005	2004	2003
Weighted average number of shares outstanding — Basic	341,944	322,269	241,321
Pro-rated dilutive warrants	554	N/A	N/A
Pro-rated dilutive options	N/A	N/A	N/A

Weighted average number of shares outstanding — Diluted	342,498	322,269	241,321

11.	RELATED PARTY TRANSACTIONS

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management, officers and certain directors.

	2005	2004
Receivable from related parties
Receivable for payroll expenses charged to Las Vegas	$19,293	$0
Loan receivable from Las Vegas, interest at prime plus
1% per annum and due on demand	0	16,418
Gaming revenue receivable from Las Vegas (note 3(h))	41,805	195,905
Directors’ loans, interest at prime plus 1% per annum and due on demand	0	45,406

	$61,098	$257,729

Payable to related parties
Payable for rent charged from Las Vegas	$(535)	$0
Directors’ fees payable to a director	(5,004)	0
Geological services payable to a company owned by a director	(2,970)	(9,202)

	$(8,509)	$(9,202)

Cash held on behalf of Las Vegas of $1,218 (2004 — $583,670) is without interest and payable on demand.

11.	RELATED PARTY TRANSACTIONS (Continued)

Related party transactions during the year:

(a)	Geological services of $77,815 (2004 — $13,468; 2003 — $Nil) were provided by a company owned by a director.

(b)	Management fees of $300,000 (2004 — $240,000; 2003 — $180,000) were paid to a company related by common management and directors.

(c)	The Company received revenue of $484,804 (2004 — $292,372; 2003 — $100,951) from Las Vegas from the Company’s investment in online gaming software. These amounts are recorded as reported by Las Vegas.

(d)	On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of Cdn $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The Company may either increase or decrease its investment in Las Vegas in the future.

(e)	Directors’ fees of $15,006 (2004 — $Nil) were paid to two directors.

(f)	During the year, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”), a company related by common directors. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

(g)	Paid to the Company

The Company charged Las Vegas for its share of:

(i)	payroll expenses $205,608 (2004 — $185,450; 2003 — $155,796); and

(ii)	other expenses $1,455 (2004 — $14,139; 2003 — $29,629).

Paid to Las Vegas

Las Vegas charged the Company for its share of:

(i) rent $6,000 (2004 — $6,032; 2003 — $7,090).

12.	CHANGES IN NON-CASH WORKING CAPITAL

	2005	2004	2003
Accounts receivable	$(15,358)	$0	$0
Receivable from related parties	196,631	(257,729)	26,821
Payables and accruals	(762)	(11,859)	(50,771)
Payable to related parties	(693)	(64,229)	40,356

	$179,818	$(333,817)	$16,406

Supplementary information
Shares issued for settlement of debt	$0	$3,424	$17,997
Interest paid	$13,337	$4,384	$4,164

13.	INCOME TAXES

The Company has available approximate non-capital losses of $2,040,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2006	$725,000

2007	452,000

2008	319,000

2009	440,000

2010	104,000

$2,040,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

13.

INCOME TAXES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004
Income tax benefit computed at Canadian statutory rates	$64,372	$(97,340)
Amortization in excess of capital cost allowance	1,926	1,208
Gain on sale of securities	(24,734)	33,124
Share issuance and financing costs	(5,670)	7,095
Non-deductible stock-based compensation	0	55,582
Non-deductible write-down of investment	0	34,200
Utilized (unrecognized) tax losses	21,098	(33,869)

Future income tax benefit	$56,992	$0

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$230,067	$243,200
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	913,659	1,035,120
Net losses carried forward	726,764	1,024,480
Other	18,315	0

	1,888,805	2,302,800
Valuation allowance for future income tax assets	(1,888,805)	(2,302,800)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)	Recent US accounting pronouncements

(i)	FIN 46®, Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46®. Application of Interpretation 46 or Interpretation 46® is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46®. There is no impact on the Company’s financial statements.

(ii)	In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

(b)	The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States (“US GAAP”).

Under US GAAP, the accounting treatment would differ as follows:

(i)	Exploration costs are expensed as incurred. As a result, under US GAAP, there is greater expense in earlier periods and fewer write-downs in subsequent periods than under Canadian GAAP.

(ii)	The value of marketable securities is recorded at market value. The value recorded under Canadian GAAP is the lower of cost and market.

For US GAAP purposes, unrealized gains and losses on marketable securities, which are classified as trading securities, are recognized in earnings in the period they occur. For Canadian GAAP, gains and losses are only recognized in earnings when realized.

14.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)	Differences between US and Canadian GAAP:

(i)	Under US GAAP, comprehensive income must be reported, which is defined as net income or loss plus or minus all changes in equity other than those resulting from investments by owners and distributions to owners.

(ii)	Under Canadian GAAP, the Company did not meet the criteria to adopt the fair value method for calculating stock-based compensation prospectively, and therefore, had to adopt the change retroactively (note 3(i)). Under US GAAP, the Company has the option to adopt the change either prospectively or retroactively. The Company adopted the change for US GAAP prospectively.

	2005	2004
Total Assets for Canadian GAAP	$852,492	$1,237,673
Adjustments increasing (decreasing) total assets
Unrealized gain (loss) on marketable securities recorded at cost for Canadian GAAP purposes and at fair value for US GAAP purposes	279,533	46,979
Write-off of mineral property under US GAAP	(291,339)	(31,932)

Total Assets for US GAAP	$840,686	$1,252,720

	2005	2004
Total Liabilities for Canadian GAAP	$33,355	$617,262
Adjustment increasing total liabilities	0	0

Total Liabilities for US GAAP	33,355	617,262

Total Equity for Canadian GAAP	819,137	620,411
Adjustment increasing (decreasing) total equity
Change in marketable securities	279,533	46,979
Change in mineral property	(291,339)	(31,932)

Total Equity for US GAAP	807,331	635,458

Total Liabilities and Equity for US GAAP	$840,686	$1,252,720

14.	DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)	Differences between US and Canadian GAAP (Continued):

(ii) (Continued)

	2005	2004	2003
Net Income (Loss) for Canadian GAAP	$180,718	$(256,158)	$(104,297)
Adjustments increasing (decreasing) total net income (loss)
Adopt fair value for stock-based compensation prospectively under US GAAP	0	0	64,122
Write-off of mineral property under US GAAP	(259,407)	(31,932)	0
Unrealized gain/loss on marketable securities	265,701	9,990	322,300
Reversal of gains reported in prior years US income and current year Canadian income	(33,147)	(285,311)	0
Future income tax recovery	(56,992)	0	0

Net Income (Loss) for US GAAP	$96,873	$(563,411)	$282,125

	2005	2004	2003
Earnings (loss) per common share
Canadian GAAP — Basic	$0.53	$(0.79)	$(0.43)
US GAAP — Basic	$0.28	$(1.75)	$1.17
Canadian GAAP — Diluted	$0.53	N/A	N/A
US GAAP — Diluted	$0.28	N/A	$0.91

The calculation of 2003 weighted average number of shares outstanding – diluted includes 64,046 pro-rated dilutive warrants and 3,647 pro-rated dilutive options, which are anti-dilutive for Canadian purposes.

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)	Differences between US and Canadian GAAP (Continued):

(ii) (Continued)

	2005	2004	2003
Shareholders’ Equity
Common Shares Issued
Beginning balance	$22,809,106	$22,459,414	$21,501,417
Issue of shares	75,000	203,424	957,997
Issue of stock options	0	146,268	0

Ending Balance	22,884,106	22,809,106	22,459,414

Contributed Surplus
Beginning balance	3,460	3,460	3,460
Ending Balance	3,460	3,460	3,460

Deficit
Beginning balance	(22,177,108)	(21,613,697)	(21,895,822)
Net income (loss)	96,873	(563,411)	282,125

Ending Balance	(22,080,235)	(22,177,108)	(21,613,697)

Total Shareholders’ Equity – US GAAP	$807,331	$635,458	$849,177

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised. Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

14.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(d)	Reconciliation of Statement of Cash Flows in accordance with Canadian GAAP and US GAAP:

	Years Ended
	December 31,
	2005	2004
Cash provided by (used in) operating activities — Canadian GAAP	$203,164	$(419,913)
Capitalized mineral expenditures	(259,407)	(31,932)

Cash used in operating activities — US GAAP	$(56,243)	$(451,845)

Cash provided by (used in) investing activities — Canadian GAAP	$(387,760)	$433,728
Capitalized mineral expenditures	259,407	31,932

Cash provided by (used in) investing activities – US GAAP	$(128,353)	$465,660

15.	COMMITMENTS

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a company that is owned by two directors. The remuneration for the services provided is $30,000 plus GST per month. The agreement expires in October 2006 and is renewable.

16.	SUBSEQUENT EVENTS

(a)	On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas, a company related by common directors, at $0.25 per share for a total cost of $75,000.

(b)	On January 17, 2006, the Company entered into a private placement subscription agreement with Colt, a company related by common directors to purchase 1,500,000 common shares in the capital of Colt at $0.01 per share for a total cost of $15,000.